UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  May, 2006

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


1. Director/PDMR Shareholding dated 04 April 2006
2. Director/PDMR Shareholding dated 10 April 2006
3. Statement re Absa dated 11 April 2006
4. Director/PDMR Shareholding dated 11 April 2006
5. Publication of Prospectus dated 12 April 2006
6. Publication of Prospectus dated 12 April 2006
7. Director/PDMR Shareholding dated 19 April 2006
8. Director/PDMR Shareholding dated 21 April 2006
9. Director/PDMR Shareholding dated 25 April 2006
10.Director/PDMR Shareholding dated 25 April 2006
11.Results of AGM dated 27 April 2006


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: May 02, 2006                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: May 02, 2006                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit 1.

4 April 2006

Director/PDMR shareholding: Disclosure Rules 3.1.4R(l)(a) and 3.1.4R(l)(b)

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 3 April 2006 that it had between 23 March and 31 March 2006 exercised its discretion and released a total of 2,531,819 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 159,905,069 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No.2

10 April 2006


   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)


The trustee of the Barclays Group Sharepurchase Plan, an Inland Revenue approved all-employee share plan, informed the Company on 7 April 2006 that it had on 7 April 2006 purchased, and now held as bare trustee of the Barclays Group Sharepurchase Plan, the following ordinary shares in the capital of Barclays PLC for the following directors/Persons Discharging Managerial Responsibility (PDMRs) at a price of 693.50p per share:

Director/PDMR         Number of Shares

Mr G A Hoffman        18
Mr D L Roberts        18
Mr J S Varley         18
Mr L C Dickinson      7


The Barclays Group Sharepurchase Plan now includes Matching Shares provided by the Company on a 1:1 basis up to the first GBP600 per annum invested by the participant under the Plan. The number of shares purchased on 7 April 2006 for each director/PDMR above includes the Matching Shares.

The revised total shareholding for each director following these transactions is as follows:

Director              Beneficial Holding         Non Beneficial
                                                 Holding

Mr G A Hoffman        317,123                    -
Mr D L Roberts        219,185                    -
Mr J S Varley         374,748                    -


In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 159,905,069 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No.3

 Barclays PLC

Shareholders are advised that Absa Group Limited ("Absa"), in which Barclays PLC has a shareholding of over 56%, has today issued the following announcement:

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN code: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
("Absa" or "Absa Group")
Notice in terms paragraph 3.59 of the Listings Requirements of the JSE Limited

DR DANIE CRONJE TO RETIRE AS CHAIRMAN AND DIRECTOR OF THE ABSA GROUP WITH EFFECT
                              FROM 31ST MARCH 2007

Absa Group Limited and Absa Bank Limited announce that Dr Danie Cronje has informed the respective boards of his decision to retire as chairman and director of both boards with effect from 31st March 2007. Dr Cronje will continue to be an independent director on the boards of Barclays PLC and Barclays Bank PLC.

Absa has initiated a process to select a successor to Dr Cronje with the intention that this person will be in place prior to 31st March 2007 in order to ensure a smooth handover of responsibilities. This will be an independent appointment.

Commenting, Dr Cronje says:

"I have been with the Absa Group since 1975 in a variety of roles and am pleased to have contributed to the development of the organisation into one of the leading banks in South Africa. Having been both deputy chief executive and Group chief executive, and chairman since 1997, I now feel it appropriate to hand over the reins. By the time of my retirement, it will be nearly two years since the acquisition of a majority stake in Absa by Barclays and the integration process will be well advanced. I will work to ensure a smooth transition and will continue to serve on the boards of Barclays PLC and Barclays Bank PLC as an independent director."

"Absa is well positioned to continue serving the interests of all its stakeholders - particularly staff and customers. I am positive that Absa's social and economic contribution to South Africa will keep growing as it moves further into an exciting future."

Commenting, Dave Brink, deputy chairman, Absa Group Limited and Absa Bank Limited, says:

"Danie has contributed enormously to the success of Absa and my colleagues and I are sorry that he will be retiring next year. He has been highly successful as chief executive and subsequently chairman and we are delighted that he remains involved within the wider Barclays Group."

In line with King II, the Absa board has a majority of independent directors. This ensures that the interests of Absa's minorities are appropriately protected. This will continue following Dr Cronje's departure, and his successor will be independent on appointment.

Enquiries:
Jacques Schindehutte
Group Executive Director
Tel: +27 (11) 350-4850

Issued by:
Jacques Badenhorst
Investor Relations
Absa Group Limited
4th floor, Absa Towers East, 170 Main Street, Johannesburg.
Tel: +27 (11) 350-4061. Fax: +27 (11) 350-6487
E-mail: jacques.badenhorst@absa.co.za
Johannesburg
11 April 2006

Lead sponsor
Merrill Lynch South Africa (Proprietary) Limited

Co-sponsor
Absa Corporate and Merchant Bank - Corporate Finance, a division of Absa Bank Limited


For further information, please contact:

Barclays PLC
Mark Merson                                 Alistair Smith
Director, Investor Relations                Head of Corporate Public Relations
+44 (0) 20 7116 5752                        +44 (0) 20 7116 6132

Exhibit No.4

11 April 2006



   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)



1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 10 April 2006 that it had between 3 April and 7 April 2006 exercised its discretion and released a total of 399,700 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.


2. The independent trustee of the Barclays Group (PSP) Employees' Benefit Trust (the "PSP Trust") notified the Company on 10 April that it had on 4 April 2006 exercised its discretion and purchased a total of 19,938 ordinary shares in Barclays PLC. None of the shares purchased were in respect of an award made to a director of Barclays PLC.


3. Gary Hoffman, a Director of Barclays PLC, notified the Company on 10 April 2006 that, on 10 April 2006, he had exercised the following ISOP option:


    Number of shares     Option price (pence)     Shares sold     Price (pence)

    200,000              390.00                   200,000         693.00


    The revised total shareholding for Mr Hoffman following this transaction is 317,123 ordinary shares.


In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 159,525,307 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No.5

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Offering Circular for the Barclays Bank PLC Programme for the issuance of Structured Investment Management Plan Linked to Equity (S.I.M.P.L.E.) Notes dated 6th April 2006.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4445b_-2006-4-12.pdf




For further information, please contact

Jonathan Martin
Barclays Capital
020 7773 5108


DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No.6

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Offering Circular for the Barclays Bank PLC/Barclays Capital (Cayman) Limited Certificate Programme dated 24th March 2006.


To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4453b_-2006-4-12.pdf




For further information, please contact

Jonathan Martin
Barclays Capital
020 7773 5108


DISCLAIMER - INTENDED ADDRESSEES


Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No.7

19 April 2006


   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 18 April 2006 that it had between 10 April and 11 April 2006 exercised its discretion and released a total of 297,373 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 159,227,934 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No.8

21 April 2006


                                  Barclays PLC

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

Mr F Conti, a director of Barclays PLC, notified the Company on 20 April 2006 that on 20 April 2006 he had purchased 2,000 ordinary shares in the Company at a price of 677.83p per share.

Following this transaction, Mr F Conti has a total beneficial interest in 2,000 ordinary shares in Barclays PLC.

Exhibit No.9

25 April 2006

                                  Barclays PLC

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

Dr Danie Cronje, a director of Barclays PLC, notified the Company on 25 April 2006 that on that date he had subscribed for 7,500 non-cumulative, non-redeemable preference shares ('preference shares') in Absa Bank Limited, a subsidiary of Absa Group Limited in which Barclays PLC has a shareholding of over 56%. The preference shares were subscribed pursuant to a private placement at a price of 1,000.00 Rand per share.

Exhibit No.10

25 April 2006

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 24 April 2006 that it had between 18 April and 19 April 2006 exercised its discretion and released a total of 123,912 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 159,104,022 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No.11

BARCLAYS PLC ANNUAL GENERAL MEETING

                             THURSDAY 27 APRIL 2006

The Annual General Meeting for 2006 of Barclays PLC was held on Thursday 27 April 2006 at the Queen Elizabeth II Conference Centre, London.

A poll was held on each of the resolutions proposed, which were passed with large majorities as follows:


           Resolutions              For               Against        Abstain
  1   To receive the Directors'     3,506,493,923     23,298,424     135,565,231
      and Auditors' Reports and
      the audited Accounts for
      the year ended 31st
      December 2005
  2   To approve the Report on      3,448,050,175     175,053,308    42,254,095
      Remuneration for the year
      ended 31st December 2005
  3   That Fulvio Conti be          3,647,837,185     15,438,051     2,082,342
      re-elected a Director of
      the Company
  4   That Dr Danie Cronje be       3,647,942,873     15,651,639     1,763,066
      re-elected a Director of
      the Company
  5   That Robert E Diamond Jr be   3,499,820,266     35,379,472     130,157,840
      re-elected a Director of
      the Company
  6   That Robert Steel be          3,649,422,338     14,345,170     1,589,990
      re-elected a Director of
      the Company
  7   That John Sunderland be       3,648,602,150     14,414,378     2,341,050
      re-elected a Director of
      the Company
  8   That Professor Dame Sandra    3,649,055,693     14,853,299     1,448,586
      Dawson be re-elected a
      Director of the Company
  9   That Sir Richard Broadbent    3,648,651,116     14,574,115     2,132,347
      be re-elected a Director of
      the Company
 10   That Gary Hoffman be          3,500,488,784     35,354,600     129,514,194
      re-elected a Director of
      the Company
 11   That Naguib Kheraj be         3,499,155,807     35,813,964     130,387,807
      re-elected a Director of
      the Company
 12   That Sir Nigel Rudd be        3,452,832,635     34,777,807     177,747,136
      re-elected a Director of the
      Company
 13   To re-appoint                 3,510,509,459     35,259,806     119,588,313
      PricewaterhouseCoopers LLP
      as auditors of the Company
 14   To authorise the Directors    3,640,602,323     19,010,859     5,744,396
      to set the remuneration of
      the auditors
 15   To authorise the Company to   3,591,274,097     66,034,157     8,049,324
      make EU political donations
 16   To renew the authority given  3,593,061,340     64,284,361     8,011,877
      to Barclays Bank PLC to make
      EU political donations
 17   To renew the authority given  3,632,120,469     30,743,561     2,493,548
      to the Directors to allot
      securities
 18   To renew the authority given  3,635,267,798     26,039,869     4,049,911
      to the Directors to allot
      securities for cash other
      than on a pro-rata basis to
      shareholders and to sell
      treasury shares
 19   To renew the Company's        3,656,925,356     5,559,843      2,872,379
      authority to purchase its
      own shares.


For further information please contact:

Investor Relations                        Media Relations
--------------------                      -----------------
Mark Merson/James S Johnson               Alistair Smith/Jo Thethi
+44 (0) 20 7116 5752/2927                 +44 (0) 20 7116 6132/6217